SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       For the Month of:    February, 2000

                         SPECTRUM SIGNAL PROCESSING INC.
                               (Registrant's Name)

               One Spectrum Court, 2700 Production Way, Suite 200
                   Burnaby, British Columbia, Canada  V5A 4X1
                    (Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F   [X]                 Form 40-F   [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes   [  ]                       No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g30-2(b): 82-__________.

                                           SPECTRUM
                                           --------

F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E
-----------------------------------------------------------------

RELEASE  DATE:     February  14,  2000
CONTACT:          Karen  Elliott,  Spectrum  -  Investor  Communications,
604-421-5422
               Email:  Karen_Elliott@spectrumsignal.com

            SPECTRUM SIGNAL PROCESSING ANNOUNCES 1999 FOURTH QUARTER
                              AND YEAR END RESULTS


BURNABY, B.C., CANADA - FEBRUARY 14, 2000 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY), a world leader in high performance digital signal processing (DSP) systems, today announced its 1999 fourth quarter and year end financial results.

Sales for the fourth quarter ended December 31, 1999 totaled US$ 7,714,000, compared to sales of US$ 6,503,000 for the fourth quarter of 1998, representing an increase of 19%. Sales for the year ended December 31, 1999 remained relatively flat totaling US$26,391,000 compared to sales of US$26,000,000 for the comparable period in 1998.

Earnings before interest, taxes, depreciation, amortization and one-time charges ("EBITDA" or Cash Earnings), amounted to US$ 428,000 or US$ 0.04 per share for the fourth quarter of 1999, compared to US$702,000 or US$ 0.07 per share for the fourth quarter of 1998. EBITDA for the 1999 year end amounted to US$ 1,485,000 or US$ 0.15 per share, compared to US$ 1,014,000 or US$ 0.10 for the year-earlier period.

Net loss for the fourth quarter of 1999 totaled US$ (471,000) or US$ (0.05) per share, compared to a restated net loss of US$ (119,000) or US$ (0.01) per share for the same quarter in 1998. Net loss for the year ended December 31, 1999 totaled US$ (842,000) or US$ (0.08) per share, compared to a restated net loss of US$ (2,908,000) or US$ (0.29) for the year-ago period.

"The improvement in our 1999 results compared to 1998 is mainly the result of cost management, whereas the flat top line reflects the need to change our strategy and business model - which we have begun to address under the new strategic plan we unveiled last month. The strong EBITDA and positive cash flow put us in a good financial position to pursue our goals," said Pascal Spothelfer, President & CEO.

"Our strategy to focus on growing target markets, signal intelligence, sensor systems and particularly telecommunications positions us for future growth and we will measure our strategic success on achieving key milestones in each of these three business units. While the changes we are making today will primarily influence our financial results later this year, we are looking forward to reporting our progress on several key milestones in the weeks and months ahead," he added.

Spectrum Signal Processing is a world leader in multiprocessing digital signal processing (DSP) computer systems, designing sophisticated hardware and software solutions for commercial and defense customers in three key markets - signal intelligence, sensor systems and telecommunications. Spectrum can be found on the web at http://www.spectrumsignal.com and is located at One Spectrum Court,
             -----------------------------
#200 - 2700 Production Way, Burnaby, B.C., Canada.  ph (604) 421-5422; fax (604)
421-1764.

NOTE: The restatement to Spectrum's 1998 results arises from guidance provided by the Securities and Exchange Commission related to the valuation of in-process research and development, stemming from Spectrum's acquisition of Alex Computer Systems in 1998. The adjustments do not have any impact on Spectrum's net operating cash flow.

Any statements made by the company that are not historical facts are forward-looking statements that are pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of new products, the impact of competitive products and pricing, changing market conditions and the other risks detailed in the company's prospectus and from time to time in other filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release. The company may or may not update these forward-looking statements in the future.



                          SPECTRUM SIGNAL PROCESSING INC.
                       CONSOLIDATED STATEMENTS OF OPERATIONS
    (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)
                       (PREPARED IN ACCORDANCE WITH US GAAP)


                                   3 months ended December 31,   12 months ended December 31,

                                               1998      1999      1998      1999
                                             --------  --------  --------  --------
                                                           (Unaudited)
Sales                                         $6,503    $7,714   $26,000   $26,391

Earnings (loss) from operations                 74      (138)    (3,541)    (732)

Earnings (loss) before income taxes             21      (135)    (3,697)    (758)

Net earnings (loss)                           (119)     (471)    (2,908)    (842)

Earnings (loss) per share
Basic                                        $(0.01)   $(0.05)   $(0.29)   $(0.08)
Diluted                                      $(0.01)   $(0.05)   $(0.29)   $(0.08)

Earnings (loss) per share (excluding IPR&D)
Basic                                        $(0.01)   $(0.05)   $(0.07)   $(0.08)
Diluted                                      $(0.01)   $(0.05)   $(0.07)   $(0.08)

EBITDA                                         702       428      1,014     1,485

EBITDA per share
Basic                                         $0.07     $0.04     $0.10     $0.15
Diluted                                       $0.07     $0.04     $0.10     $0.15

Weighted average shares outstanding (000's)
Basic                                         10,036    10,161    9,860     10,077
Diluted                                       10,036    10,161    9,860     10,077


Complete financial statements can be found on Spectrum's web site at www.spectrumsignal.com.
           -----------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              SPECTRUM  SIGNAL  PROCESSING  INC.
                              ----------------------------------
                                   (Registrant)

                                            /s/ Martin C. McConnell
                                                VP Finance & Chief Financial
         February 16, 2000                     Officer and Secretary
Date:  --------------------------     By:  ----------------------------------
                                                 (Signature)